May 21, 2007

John Reynolds, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Vantage Energy Services, Inc.
  File No. 333-138565

Dear Mr. Reynolds:

        This letter is written in response to the letter received from the Securities and Exchange Commission (the "Commission") on May 18, 2007 (the "Staff Letter") with respect to the registration statement on Form S-1 (the "Registration Statement") filed by Vantage Energy Services, Inc. ("Vantage" or the "Company"). We are filing electronically Amendment No. 6 to the Registration Statement ("Amendment No. 6"), originally filed on November 9, 2006, amended on February 8, 2007, further amended on March 23, 2007, further amended on April 20, 2007, further amended on May 4, 2007, and further amended on May 14, 2007, which reflects responses to the Staff Letter.

        The following are responses to the Commission's comments which are furnished as supplemental information and not as part of Amendment No. 6. We are providing to you under separate cover three copies of Amendment No. 6, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from Amendment No. 5 filed on May 14, 2007. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

General

  1.
  We note your reference to value "contemplated by this prospectus" throughout this document. Please revise to quantify the value contemplated by this prospectus.

In response to the Commission's comment, we have modified the disclosure on page 78 of Amendment No. 6 to quantify this range of values.

  2.
  We note the qualifications in the legality opinion that the warrants will be legally binding obligations when "the warrant agreement under which the Warrants are to be issued (the "Warrant Agreement"), and when such Warrants and PO Warrants, respectively, are duly executed, delivered and authenticated and issued, delivered, sold and paid for as part of the Units and PO Units.... "We also note similar qualifications for the Warrant Shares, PO Warrant Shares, and securities identified in paragraphs 4-6. Please advise us in each case of the basis for inclusion of the noted qualifications.

The opinion filed as Exhibit 5.1 was executed on behalf of legal counsel to the Company on May 14, 2007. The Warrant Agreement and the Purchase Option, filed as Exhibits 4.5 and 4.4, respectively, are forms of these agreements only. The actual agreements, which will conform in all material respects to these "form of" agreements, will not be executed and delivered until the effective date and the closing date of this offering, respectively. Consequently, the legal opinion filed as Exhibit 5.1 qualifies the legal conclusions contained therein on the execution and delivery of the Warrant Agreement and the Purchase Option on their respective execution dates, and further on the exercise, issuance and delivery of the securities underlying the securities contained in the Warrant Agreement and the Purchase Option. Once the Warrant Agreement and the Purchase Option are executed and delivered on their respective execution dates, then the qualifications regarding these two agreements in the opinion will no longer be applicable. Moreover, once the securities underlying the Warrant Agreement and the Purchase Option are exercised, issued and delivered, the qualifications to the legal conclusion that such securities will be validly issued, fully paid and non-assessable will no longer be applicable.

        If you have any questions or concerns, please contact me via telephone at (713) 839-8856 or via facsimile at (713) 839-8854 or contact either Stuart Neuhauser or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,
/s/ Paul A. Bragg Paul A. Bragg Chief Executive Officer
cc:
Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Chris Celano, Esq.
Gregg A. Noel, Esq.
Thomas J. Ivey, Esq.
Paul Davis, Esq.
Mark Anderson
Stan Budeshtsky